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                          November 28, 2022

       Dr. Andrew Allen
       Chief Executive Officer and Director
       Gritstone bio, Inc.
       5959 Horton Street, Suite 300
       Emeryville, California 94608

                                                        Re: Gritstone bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2022
                                                            File No. 333-268524

       Dear Dr. Andrew Allen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian Cuneo